Exhibit 99.1

Thomson Reuters Files Documents for Proposed Return of Capital Transaction

TORONTO, April 26, 2023: Thomson Reuters (TSX/NYSE: TRI) today filed its management proxy circular and related documents in connection with the upcoming annual and special meeting at which shareholders will be asked to approve a proposed return of capital transaction, among other items. The management proxy circular and related documents are available online and for pick-up, as set out below.

The return of capital transaction consists of a cash distribution of US$4.67 in cash per common share, or approximately US$2.2 billion in the aggregate, to holders of common shares and a consolidation of outstanding common shares (or “reverse stock split”) on a basis that is proportional to the cash distribution. The share consolidation ratio will be based on the volume weighed average trading price of the common shares on the New York Stock Exchange for the five trading days immediately prior to the return of capital becoming effective.

The proposed return of capital transaction is intended to distribute cash on a basis that is generally expected to be tax-free for Canadian tax purposes. Shareholders who are taxable in a jurisdiction outside of Canada (including taxable U.S. resident shareholders and others) (“Eligible Opt-Out Shareholders”) will be able to opt out of the transaction. This right to opt out is being provided to those shareholders because in jurisdictions other than Canada the tax consequences of not participating in the transaction may be preferable to those associated with participating in the transaction. If an Eligible Opt-Out Shareholder chooses to opt out, it will not receive the cash distribution and will continue to hold the same number of shares that it currently holds.

Details of the transaction (including information regarding the opt-out right) are described in the management proxy circular and related materials, which are available on www.tr.com in the “Investor relations” section. The documents were filed with the Canadian securities regulatory authorities on SEDAR and are available at www.sedar.com. The documents were also furnished to the U.S. Securities and Exchange Commission through EDGAR and are available at www.sec.gov. The documents will also be available for pick-up, free of charge, at Computershare Investor Services Inc.’s offices in Toronto, Montreal, Vancouver and Calgary. Please contact Computershare Investor Services Inc. using the phone numbers or e-mail address set out below for the addresses of those offices.

The annual and special meeting of shareholders will be held on Wednesday, June 14, 2023 at 12:00 p.m. EDT.

The meeting will be webcast at www.tr.com. Holders of Thomson Reuters common shares as of

5:00 p.m. EDT on April 21, 2023 are entitled to vote at the meeting.

Registered shareholders who have questions or need assistance voting their shares may contact Computershare Investor Services Inc., at 1.800.564.6253 (toll-free in Canada and the U.S.) or at 1.514.982.7555 (outside Canada and the U.S.) or at the following e-mail address: corporateactions@computershare.com. Non-registered shareholders who hold their shares indirectly through an intermediary (such as an investment dealer, stock broker, bank, trust company or other nominee) should contact their intermediary if they have questions or need assistance. Shareholders who have questions or need assistance may also contact D.F. King & Co., Inc., who is acting as Information Agent for the transaction, at 1.866.864.4943 (toll-free in Canada and the U.S.) or at 1.212.269.5550 (outside Canada and the U.S., banks, brokers and collect calls) or at the following email address: tri@dfking.com.

About Thomson Reuters

Thomson Reuters (NYSE / TSX: TRI) (“TR”) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is the world’s leading provider of trusted journalism and news. For more information, visit tr.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including statements relating to the return of capital transaction and the anticipated tax treatment for shareholders participating in the transaction and those opting out. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including other factors discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that the return of capital transaction will be completed or that other events described in any forward-looking statement will materialize. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA Andrew Green Senior Director, Corporate Affairs +1 332 219 1511 andrew.green@tr.com	INVESTORS Gary E. Bisbee, CFA Head of Investor Relations +1 646 540 3249 gary.bisbee@tr.com